UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Aeterna Zentaris Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

007975600

(CUSIP Number)

May 29, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007975600	Schedule 13G	Page 2 of 8

1. Names of Reporting Persons. Goodwood Fund
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Province of Ontario, Canada

5. Sole Voting Power -0-
Number of Shares Beneficially Owned by	6. Shared Voting Power 225,150
Each Reporting Person With:
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 225,150

9. Aggregate Amount Beneficially Owned by Each Reporting Person 225,150
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 7.2%
12. Type of Reporting Person CO

CUSIP No. 007975600	Schedule 13G	Page 3 of 8

1. Names of Reporting Persons. Goodwood, Inc.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Province of Ontario, Canada

5. Sole Voting Power -0-
Number of Shares Beneficially Owned by	6. Shared Voting Power 225,150
Each Reporting Person With:
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 225,150

9. Aggregate Amount Beneficially Owned by Each Reporting Person 225,150
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 7.2%
12. Type of Reporting Person OO

CUSIP No. 007975600	Schedule 13G	Page 4 of 8

1. Names of Reporting Persons. Peter Puccetti.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Canada

5. Sole Voting Power -0-
Number of Shares Beneficially Owned by	6. Shared Voting Power 225,150
Each Reporting Person With:	7. Sole Dispositive Power -0-
8. Shared Dispositive Power 225,150

9. Aggregate Amount Beneficially Owned by Each Reporting Person 225,150
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 7.2%
12. Type of Reporting Person IN

CUSIP No. 007975600

ITEM 1.

(a)	Name of Issuer:

Aeterna Zentaris Inc.

(b)	Address of Issuer’s Principal Executive Offices:

c/o Norton Rose Fulbright Canada, LLP

222 Bay Street, Suite 3000

PO Box 53

Toronto ON M5K 1E7, Canada

ITEM 2.

(a)	Name of Person Filing:

(b)	Address of Principal Business Office, or if None, Residence:

(c)	Citizenship:

Goodwood Fund

132 Trafalgar Road

Oakville, Ontario L6J 3G5

Place of Organization: Province of Ontario, Canada

Goodwood Inc.

132 Trafalgar Road

Oakville, Ontario L6J 3G5

Place of Organization: Province of Ontario, Canada

Peter Puccetti

132 Trafalgar Road

Oakville, Ontario L6J 3G5

Citizenship: Canada

(d)	Title of Class of Securities:

Common stock, no par value

(e)	CUSIP Number:

007975600

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

As of the close of business on June 5, 2024:

Goodwood Fund beneficially owned 225,150 shares of the issuer’s common stock, or 7.2% of the issuer’s common stock outstanding, consisting of 178,680 outstanding shares held directly by Goodwood Fund and warrants to purchase 46,470 shares held directly by Goodwood Fund.

Goodwood Inc., as the investment manager of Goodwood Fund, beneficially owned 225,150 shares of the issuer’s common stock, or 7.2% of the issuer’s common stock outstanding, consisting of 178,680 shares and 46,470 warrants held directly by Goodwood Fund.

Peter Puccetti, as principal and control person of Goodwood, Inc, beneficially owned 225,150 shares of the issuer’s common stock, or 7.2% of the issuer’s common stock outstanding, consisting of 178,680 shares and 46,470 warrants held directly by Goodwood Fund.

(b) Percent of Class:

As of the close of business on June 5, 2024, the reporting persons may be deemed to beneficially own 225,150 shares of the issuer’s common stock or 7.2% of the issuer’s common stock outstanding (see Item 4(a) above), which percentage was calculated based on 3,061,688 shares of the issuer’s common stock outstanding as of June 5, 2024, as reported in the issuer’s Post-Effective Amendment No. 5 To Form F-1 filed May 31, 2024, plus 46,470 shares issuable under warrants held by Goodwood Fund as of June 5, 2024.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Exhibit I.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATIONS

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2024

GOODWOOD FUND

By: Goodwood, Inc., its Manager

By:	/s/ Peter Puccetti
Name:	Peter Puccetti
Title:	Chairman & Chief Investment Officer

GOODWOOD INC.

By:	/s/ Peter Puccetti
Name:	Peter Puccetti
Title:	Chairman & Chief Investment Officer

/s/ Peter Puccetti
Name:	Peter Puccetti

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto, the “Schedule 13G”) relating to the common stock, no par value, of Aeterna Zentaris Inc., which may be deemed necessary pursuant to Regulation 13D or 13G promulgated under the Exchange Act.

The undersigned further agree that each party hereto is responsible for the timely filing of the Schedule 13G, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has a reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Joint Filing Agreement shall be attached as an exhibit to the Schedule 13G, filed on behalf of each of the parties hereto.

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of the 5th day of June, 2024.

GOODWOOD FUND

By: Goodwood, Inc., its Manager

By:	/s/ Peter Puccetti
Name:	Peter Puccetti
Title:	Chairman & Chief Investment Officer

GOODWOOD INC.

By:	/s/ Peter Puccetti
Name:	Peter Puccetti
Title:	Chairman & Chief Investment Officer

/s/ Peter Puccetti
Name:	Peter Puccetti